                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 AMENDMENT NO. 4

                                       TO

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               EL PASO CORPORATION
                       (Name of Subject Company (Issuer))

                          EL PASO CORPORATION (ISSUER)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                           9.00% EQUITY SECURITY UNITS
                         (Title of Class of Securities)

                                   28336L 20 8
                      (CUSIP Number of Class of Securities)

                              ROBERT W. BAKER, ESQ.
                               EL PASO CORPORATION
                                EL PASO BUILDING
                              1001 LOUISIANA STREET
                              HOUSTON, TEXAS 77002
                                 (713) 420-2600
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                                 DAVID F. TAYLOR
                            LOCKE LIDDELL & SAPP LLP
                                   600 TRAVIS
                            3400 JPMORGAN CHASE TOWER
                              HOUSTON, TEXAS 77002
                                 (713) 226-1200


                            CALCULATION OF FILING FEE

        TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
            $ 295,492,500                                  $ 23,906

* Estimated solely for the purpose of calculating the amount of the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, and based on the product of (i) $28.55, the average high and low prices of the 9.00% Equity Security Units (the "units") as reported on the New York Stock Exchange as of October 21, 2003 and (ii) 10,350,000 the maximum number of units to be received in the exchange offer.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:  $26,562                     Filing Party:  El Paso Corporation

          Form or Registration No.:  File No. 5-55241          Date Filed:  October 24, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.
[X]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         AMENDMENT NO. 4 TO SCHEDULE TO

         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on October 24, 2003, as amended by Amendment No. 1 thereto filed on November 19, 2003, Amendment No. 2 thereto filed on December 2, 2003, and Amendment No. 3 thereto filed on December 16, 2003, by El Paso Corporation, a Delaware corporation ("El Paso"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with its offer to exchange up to 10,350,000 of its outstanding 9.00% Equity Security Units ("Equity Security Units") for shares of its common stock, par value $3.00 per share ("Common Stock"), and cash upon the terms and subject to the conditions set forth in the Second Amended and Restated Confidential Offering Memorandum, dated December 2, 2003 (the "Offering Memorandum"), and in the related Second Amended and Restated Letter of Transmittal (which were filed as exhibits
(a)(1)(M) and (a)(1)(N) to Amendment No. 2, respectively, and collectively constitute the "Exchange Offer"). For each Equity Security Unit, El Paso will deliver (1) 2.5063 shares of Common Stock and (2) cash in the amount of $9.70, all as further described in the Offering Memorandum.

         The information in the Exchange Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference with respect to all the items of this Schedule TO, except as otherwise set forth below.

         This Amendment No. 4 is the final amendment to the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION.

         The Exchange Offer is amended and supplemented to add the following:

         The Exchange Offer expired at 5:00 p.m., New York City time, on Tuesday, December 23, 2003. Pursuant to the Exchange Offer, 6,057,953 Equity Security Units, representing approximately 53% of the outstanding Equity Security Units, were properly tendered and not withdrawn and all of such tendered Equity Security Units were accepted for exchange by El Paso. The Exchange Offer was made for up to 10,350,000 Equity Security Units, or up to 90% of the outstanding Equity Security Units. There was no proration. Subject to the terms and conditions of the Exchange Offer, El Paso will issue an aggregate of 15,182,972 shares of Common Stock and $58,762,750 in cash, including cash paid in lieu of fractional shares, in exchange for such tendered Equity Security Units.

ITEM 12. EXHIBITS.

         Item 12 to the Schedule is amended and supplemented as follows:

(a)(5)(D)      Press Release, dated December 24, 2003.
(a)(5)(E)      Press Release, dated December 30, 2003.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         EL PASO CORPORATION


                                         By:    /s/ D. Dwight Scott
                                             -----------------------------------
                                             Name:  D. Dwight Scott
                                             Title: Executive Vice President
                                                    and Chief Financial Officer



Dated: December 30, 2003

                                  EXHIBIT INDEX

(a)(5)(D)         Press Release, dated December 24, 2003.
(a)(5)(E)         Press Release, dated December 30, 2003